Exhibit 21

List of Subsidiaries

GCL Global Limited
RF Acquisition Corp.
Grand Centrex Limited
GCL Global Pte. Ltd.
2Game Digital Limited
2 Game Pro Ltda.
2Game Digital DMCC
4Divinity Pte. Ltd.
4Divinity UK Ltd.
4Divinity Japan
Epicsoft Asia Pte. Ltd.
Epicsoft (Hong Kong) Limited
Epicsoft Malaysia Sdn. Bhd.
Hainan GCL Technology Co. Ltd.
Martiangear Pte. Ltd.
Starry Jewelry Pte. Ltd.
Titan Digital Media Pte. Ltd.